

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 24, 2016

R. Bruce McDonald
Chief Executive Officer
Adient Ltd
1 Fetter Lane
London, United Kingdom, EC4A 1BR

> **Re: Adient Ltd**
> **Form 10-12B**
> **Filed April 27, 2016**
> **File No. 001-37757**

Dear Mr. McDonald:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Exhibit 99.1

General

1. Please provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X. In addition, please finish the incomplete sections of the document as soon as possible, as we may have additional comments upon the review of those sections.

2. Throughout Exhibit 99.1 you state that the spin-off will occur subject to the approval of the Johnson Controls board of directors. Please clarify whether you are referring to Johnson Controls, Inc. or Johnson Controls plc.

3. Please provide support for the following statements:

    - Adient is the "world's largest automotive seating supplier;"
    - Adient is the "largest supplier of 'just-in-time' seating in China;"
    - YFAI is the "world's largest supplier of automotive interiors;" and
    - Adient is a "market leader in complete seat assembly and in all major seating components;"

Letter to Future Adient Shareholder

4. We note your statement that you will "pay an attractive dividend." Please revise to clarify here that there is no guarantee that you will pay regular cash dividends, as the declaration and payment of any dividend appears to be subject to the sole discretion of your board and dependent upon many factors.

Information Statement Summary, page 7

Business, page 7

5. We note your disclosure that, in fiscal year 2015, the operations that constitute Adient accounted for 54% of Johnson Controls' consolidated net sales and 36% of Johnson Controls' consolidated segment income. Please revise to also disclose this information as it relates to the post-merger Johnson Controls. In addition, please provide a short description of the term "segment income" here.

Risk Factors, page 19

Risks Related to Adient Ordinary Shares, page 33

The IRS may not agree that Adient is a foreign corporation for U.S. federal tax purposes, page 37

6. Please provide quantitative information regarding the difference in tax rate should the IRS treat Adient as a U.S. corporation.

Dividend Policy, page 51

7. We note that you expect to "pay a regular cash dividend in line with industry practice." Please briefly describe what you consider to be the industry practice. In addition, please briefly describe in this section any covenants and regulatory constraints that you believe may limit your ability to pay dividends.

Business, page 59

8. If material, please disclose here the amount spent in your most recently completed fiscal year on company-sponsored research and development. In addition, please disclose here

an estimate of the amount, if material, spent on costumer-sponsored research activities relating to the development of new products or techniques or the improvement of existing products or techniques.

Segment Analysis, page 85

9. Within the table on page 86 showing segment income (loss), footnotes (1) and (2) are referenced but it does not appear that the corresponding notes have been included. Please revise here and on page 91.

Liquidity and Capital Resources, page 92

10. It appears that your definition of working capital differs from the standard definition, which is current assets less current liabilities, due to some additional adjustments. As such, please revise the title of this measure to clearly differentiate your calculation from the standard definition of working capital.

11. In addition, we note your disclosure that you believe your definition of working capital provides a useful measurement of the company's operating performance. As such, the location of this measure under the liquidity section may result in confusion as to whether the measure is a liquidity measure or performance measure. Please revise to present this table and related disclosures outside of the Liquidity and Capital Resources section of MD&A, or clarify why you believe this measure is appropriately presented within the liquidity section.

Taxation in the United Kingdom, page 169

12. We note that on page 157 you state that "the following is a discussion of the material U.S. federal income tax consequences" and that on page 173 you state that "the following is a summary of the material Irish tax consequences." In contrast, we note your disclosure on page 169 that the "following statements are intended only as a general guide to certain U.K. tax considerations." Please tell us why you did not disclose or state that you have disclosed the material U.K. tax considerations.

Description of Adient's Capital Stock, page 177

Capital Structure, page 177

13. Please revise to disclose the information required pursuant to Item 201(a)(2)(i) and (ii) of Regulation S-K.

Index to Financial Statements, page F-1

14. Please revise the index to refer to financial statements of Shanghai Yanfeng Johnson Controls Seating Co., Ltd as of and for the period ended December 31, 2015 as unaudited. The index incorrectly refers to the financial statements as being audited.

Basis of Presentation, page F-8

15. Reference is made to your disclosure with respect to the allocation of expenses for certain support functions to Adient on page F-8. Please disclose management's estimate of what the expenses would have been on a stand-alone basis. That is, the costs that would have been incurred if Adient had operated as an unaffiliated entity and varied materially from the basis used. Refer to Question 2 of SAB Topic 1.B.1.

Note 16. Impairment of Long-Lived Assets, page F-46

16. For each period presented in the financial statements where long-lived assets have been reviewed for impairment, please disclose the inputs used in each valuation techniques for determining fair value of such assets by class in accordance with ASC 820-10-50-2bbb.

Note 17. Income Taxes, page F-47

17. Reference is made to your rate reconciliation on page F-48. We note that a large component of the difference between the federal statutory rate and your income tax provision for the year ended September 30, 2015 was attributed to U.S. tax on foreign income of $(252). Given the significance of difference, please tell us if this line item represents the difference between the U.S. statutory tax rate of 35% and: (1) the statutory tax rate on non-U.S. earnings, (2) the actual tax rate on non-U.S. earnings, or (3) something else. Additionally, explain how this line item relates to the other reconciling items related to foreign taxes. Finally, please tell us your primary foreign jurisdictions, the effective tax rates in those jurisdictions, and the amount of pre-tax profit in those jurisdictions, and the nature of the factors that are driving the changes in this line item from year to year.

Note 21. Related Party Transactions and Parent's Net Investment, page F-57

18. Please revise your related party disclosures to include the average balance due to or from related parties for each period for which an income statement is required. Refer to Question 4 of SAB Topic 1.B.1 for further guidance.

Shanghai Yanfeng Johnson Controls Seating Co., Ltd

Consolidated Financial Statements, page F-87

19. Please clearly mark the financial statements and related notes for fiscal 2015 as unaudited. The columns and amounts related to fiscal 2015 should be explicitly labeled so as to avoid any confusion.

Note 14. Reconciliation to United States generally accepted accounting principles, page F-135

20. Please provide a cash flow statement prepared under U.S. GAAP or a reconciliation of a cash flow statement or statement of changes in financial position that quantifies the material differences in the statement presented as compared to U.S. GAAP, or tell us why you believe one is not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at (202) 551-3381 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: David K. Lam
        Wachtell, Lipton, Rosen & Katz